Deutsche Mortgage & Asset Receiving Corporation
One Columbus Circle
New York, New York 10019
(212) 250-2500

February 24, 2022
Katherine Hsu
Office Chief
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Deutsche Mortgage & Asset Receiving Corporation Registration on Form SF-3 File No. 333-260277
Dear Ms. Hsu:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Deutsche Mortgage & Asset Receiving Corporation (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 12:00 p.m., Washington, D.C. time, on February 28, 2022 or as soon thereafter as practicable.
The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DMARC Shelf Acceleration Request

Very truly yours,

DEUTSCHE MORTGAGE & ASSET RECEIVING CORPORATION

By:	/s/ Helaine M. Kaplan
Name: Helaine M. Kaplan
Title: President and Managing Director (Principal Executive Officer)

By:	/s/ Matt Smith
Name: Matt Smith
Title: Director

cc:       Anna Glick, Esq.
Cadwalader, Wickersham & Taft LLP

DMARC Shelf Acceleration Request